

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

<u>Via E-mail</u>
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re: Truett-Hurst, Inc.**
> **Registration Statement on Form S-1**
> **Response dated June 11, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Developments, page 6</u>

1.   We note your response to comment 2 in our letter dated June 6, 2013. However, the revised disclosure still does not explain in sufficient detail the reasonable basis for the net sales and net losses ranges. Please disclose the material assumptions used in your estimates, such as the basis and methodology for estimating net sales on orders not shipped, commitments by customers, and historical recurring orders. Also disclose the material assumptions used for estimating net losses. See Item 10(b)(3) of Regulation S-K. Please note that disclosed ranges should not be so wide as to make the disclosures meaningless. Disclose the basis for the determination that the disclosed ranges are the most reasonable ranges for each financial item projected based on the selected assumptions. Please also include or tell us why you have not presented estimates for earnings (loss) from continuing operations or income (loss) before extraordinary items. See Item 10(b)(2) of Regulation S-K.

2. We note your response to comment 3 in our letter dated June 6, 2013. However, the estimated results for your fiscal year ended June 30, 2013 appear to represent a significant change from the prior fiscal year and should be described, both quantitatively and qualitatively, as requested in our prior comment. The upper range of your estimated net sales of $17 million is an increase of approximately 34% from the previous fiscal year. In addition, the upper range of your estimated net loss of $595,000 appears to be a significant change from your reported net income from the previous fiscal year. Furthermore, as previously requested, please describe any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way. Alternatively, tell us why you believe such disclosure is not necessary.

3. Please include a cautionary statement against attributing undue certainty to the projections included in this section. You should also include a risk factor that your actual results may differ materially from those set forth in the projections. Also discuss management's intention regarding the furnishing of updated projections. See Item 10(b)(3)(i) of Regulation S-K.

H.D.D., LLC Financial Statements

Notes to Consolidated Financial Statements

1. Description of Operations, page F-12

4. We note in your response to comment 5 in our letter dated June 6, 2013 and your revised disclosure here as to the actual year end of H.D.D., LLC and your basis for presenting financial information as of June 30. Please revise your disclosure in the forepart of the document to ensure that it is clear to investors the actual year end of H.D.D, LLC and why financial results as of June 30 are being presented.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP